SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated May 23, 2012 between
ETF SERIES SOLUTIONS
and
EXCHANGE TRADED CONCEPTS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
AlphaClone Alternative Alpha ETF	0.95%
Vident International Equity Fund	0.75%
Vident Core U.S. Equity Fund	0.55%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of November 25, 2013.

ETF SERIES SOLUTIONS, on behalf of each Fund listed on Schedule A

By:	/s/ Michael A. Castino
Name: Michael A. Castino
Title: President

EXCHANGE TRADED CONCEPTS, LLC

By:	/s/ J. Garrett Stevens
Name: J. Garrett Stevens
Title: Chief Executive Officer

A-1